Medtronic, Inc. 710 Medtronic Parkway Minneapolis, MN 55432 www.medtronic.com tel 763-514-4000

VIA EDGAR	July 31, 2015

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Amanda Ravitz

Re:	Medtronic, Inc., Medtronic public limited company and Medtronic Global

Holdings S.C.A.

Registration Statement on Form S-4 (File Nos. 333-205732-01, 333-205732

and 333-205732-02, respectively)

Dear Ms. Ravitz:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 2:00 PM (Eastern Time) on August 4, 2015 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Medtronic, Inc. (the “Issuer”), Medtronic public limited company and Medtronic Global Holdings S.C.A. (the “Guarantors” and, together with the Issuer, the “Registrants”) acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

p. 2

Please contact Pamela Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrants, at (212) 225-2556, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

MEDTRONIC, INC.

By:	/s/ Keyna P. Skeffington
Name: Keyna P. Skeffington
Title: Vice President and Assistant Secretary

Securities and Exchange Commission

p. 3

MEDTRONIC PUBLIC LIMITED COMPANY

By:	/s/ Keyna P. Skeffington
Name: Keyna P. Skeffington
Title: Assistant Secretary

Securities and Exchange Commission

p. 4

MEDTRONIC GLOBAL HOLDINGS S.C.A.,
a Luxembourg corporate partnership limited by shares (société en commandite par actions)

By:	/s/ Keyna P. Skeffington
Name: Keyna P. Skeffington
Title: Attorney in fact and authorized representative

cc:	Pamela Marcogliese

Cleary Gottlieb Steen & Hamilton LLP